Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Second Quarter of 2022

BEIJING, CHINA, September 1, 2022 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the second quarter of 2022.

Second Quarter of 2022 Highlights

•	Net revenues decreased by 15.3% year over year to RMB3,110.4 million (US$464.4 million*) in the second quarter of 2022.

•	Net income attributable to Hello Group Inc. decreased to RMB345.6 million (US$51.6 million) in the second quarter of 2022, from RMB464.2 million in the same period of 2021.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB463.5 million (US$69.2 million) in the second quarter of 2022, from RMB551.0 million in the same period of 2021.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.68 (US$0.25) in the second quarter of 2022, compared to RMB2.15 in the same period of 2021.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.22 (US$0.33) in the second quarter of 2022, compared to RMB2.54 in the same period of 2021.

•	Monthly Active Users (“MAU”) on Momo application were 111.2 million in June 2022, compared to 115.6 million in June 2021. MAU on Tantan application were 24.8 million in June 2022.

•

For the Momo app total paying users was 8.6 million for the second quarter of 2022, compared to 9.3 million for the same period last year. Tantan had 2.2 million paying users for the second quarter of 2022 compared to 3.1 million from the year ago period.

First Half of 2022 Highlights

•	Net revenues decreased 12.4% year over year to RMB6,258.5 million (US$934.4 million) for the first half of 2022.

•	Net income attributable to Hello Group Inc. was RMB635.5 million (US$94.9 million) for the first half of 2022, compared to RMB925.8 million during the same period of 2021.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB862.0 million (US$128.7 million) for the first half of 2022, compared to RMB1,184.6 million during the same period of 2021.

•	Diluted net income per ADS was RMB3.11 (US$0.46) for the first half of 2022, compared to RMB4.29 during the same period of 2021.

•	Non-GAAP diluted net income per ADS (note 1) was RMB4.16 (US$0.62) for the first half of 2022, compared to RMB5.45 during the same period of 2021.

“The COVID resurgence in the first half of 2022 has brought many challenges and uncertainties to the overall market environment and our execution of strategic goals. However, I’m pleased to see that our team managed to deliver good results in the second quarter by adjusting our product and operational initiatives in a timely manner to cope with external headwinds, at the same time adapting our execution plan to fit the evolving external environment.” commented Li Wang, CEO of Hello Group.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6. 6981 to US$1.00, the effective noon buying rate for June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Second Quarter of 2022 Financial Results

Net revenues

Total net revenues were RMB3,110.4 million (US$464.4 million) in the second quarter of 2022, a decrease of 15.3% from RMB3,671.7 million in the second quarter of 2021.

Live video service revenues were RMB1,520.0 million (US$226.9 million) in the second quarter of 2022, a decrease of 27.7% from RMB2,101.3 million during the same period of 2021. The decrease was primarily attributable to consumption softness caused by the macro uncertainties including COVID resurgence, regulatory changes, and to a lesser extent the strategic decision to de-emphases Tantan’s live streaming business.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,536.4 million (US$229.4 million) in the second quarter of 2022, an increase of 1.9% from RMB1,507.3 million during the same period of 2021. The year-over-year increase was primarily attributable to the rapid revenue growth from the new standalone apps. The increase was partially offset by the decrease in Tantan’s value-added service due to the demonetization process to improve user experience and retention, as well as COVID’s negative impact on users’ dating sentiment and propensity to pay for VAS.

Mobile marketing revenues were RMB35.9 million (US$5.4 million) in the second quarter of 2022, a decrease of 30.4% from RMB51.6 million during the same period of 2021. The decrease in mobile marketing revenues was due to the negative impact of macro headwind on client’s advertising budget, and our product adjustment to address new regulation requirement.

Mobile games revenues were RMB17.2 million (US$2.6 million) in the second quarter of 2022, an increase of 87.3% from RMB9.2 million in the second quarter of 2021, primarily due to one new mobile game launched in the second half of 2021.

Net revenues from the Momo segment decreased from RMB3,157.5 million in the second quarter of 2021 to RMB2,779.5 million (US$415.0 million) in the second quarter of 2022, primarily due to the decrease in net revenues from live video service. Net revenues from the Tantan segment decreased from RMB513.5 million in the second quarter of 2021 to RMB330.8 million (US$49.4 million) in the second quarter of 2022, due to our strategy to lower the monetization level in order to improve user experience and retention, as well as the impact from the elevated COVID situations.

Cost and expenses

Cost and expenses were RMB2,804.8 million (US$418.7 million) in the second quarter of 2022, a decrease of 8.8% from RMB3,075.6 million in the second quarter of 2021. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to Momo’s core live video service and Tantan’s live video service, which was partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service; (b) a decrease in depreciation and amortization cost due to the impairment of intangible assets in 2021; (c) a decrease in marketing and promotional expenses by improving marketing efficiency of Momo and Tantan, which was partially offset by an increase to promote our new app “Tietie”; and (d) a decrease in salary expenses, due to our continuous optimization in personnel costs since the beginning of the year.

Non-GAAP cost and expenses (note 1) were RMB2,686.9 million (US$401.1 million) in the second quarter of 2022, a decrease of 9.8% from RMB2,980.1 million during the same period of 2021.

Other operating income

Other operating income was RMB40.6 million (US$6.1 million) in the second quarter of 2022, a decrease from RMB90.3 million during the second quarter of 2021. The other operating income mainly consisted of government incentives.

Income from operations

Income from operations was RMB346.2 million (US$51.7 million) in the second quarter of 2022, compared to RMB686.3 million during the same period of 2021. Income from operations of the Momo segment was RMB483.5 million (US$72.2 million) in the second quarter of 2022, which decreased from RMB711.3 million in the second quarter of 2021. Loss from operations of the Tantan segment was RMB131.3 million (US$19.6 million) in the second quarter of 2022, compared to loss from operations of RMB11.9 million in the second quarter of 2021.

Non-GAAP income from operations (note 1) was RMB464.1 million (US$69.3 million) in the second quarter of 2022, compared to RMB781.9 million during the same period of 2021. Non-GAAP income from operations of the Momo segment was RMB589.2 million (US$88.0 million) in the second quarter of 2022, which decreased from RMB835.8 million in the second quarter of 2021. Non-GAAP loss from operations of the Tantan segment was RMB119.0 million (US$17.8 million) in the second quarter of 2022, compared to non-GAAP loss from operations of RMB40.9 million in the second quarter of 2021.

Other gain or loss, net

Other gain was RMB66.3 million (US$9.9 million) in the second quarter of 2022, which was resulted from the Company repurchased some of our convertible senior notes from certain bond holders in the second quarter of 2022, compared to a loss of RMB10.5 million in the same period of 2021.

Income tax expenses

Income tax expenses were RMB146.0 million (US$21.8 million) in the second quarter of 2022, compared to RMB291.5 million in the second quarter of 2021. The decrease was primarily due to the following reasons: (a) the lower profit in the second quarter of 2022; (b) in the second quarter of 2022, we accrued withholding income tax of RMB37.7 million (US$5.6 million) on undistributed earnings generated in the second quarter of 2022 by our wholly-foreign owned enterprise (“WFOE”), because we plan to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc. In the second quarter of 2021, the Company distributed dividends of RMB1,300.0 million from our WFOE in China to our offshore entity and paid withholding income tax of RMB130.0 million.

Net income

Net income was RMB344.3 million (US$51.4 million) in the second quarter of 2022, compared to RMB461.5 million during the same period of 2021. Net income from the Momo segment was RMB482.0 million (US$72.0 million) in the second quarter of 2022, compared to RMB481.3 million in the same period of 2021. Net loss from the Tantan segment was RMB131.7 million (US$19.7 million) in the second quarter of 2022, compared to net loss of RMB6.7 million in the second quarter of 2021.

Non-GAAP net income (note 1) was RMB462.3 million (US$69.0 million) in the second quarter of 2022, compared to RMB548.3 million during the same period of 2021. Non-GAAP net income from the Momo segment was RMB587.6 million (US$87.7 million) in the second quarter of 2022, which decreased from RMB605.8 million in the second quarter of 2021. Non-GAAP net loss of the Tantan segment was RMB119.4 million (US$17.8 million) in the second quarter of 2022, compared to non-GAAP net loss of RMB44.5 million in the second quarter of 2021.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB345.6 million (US$51.6 million) in the second quarter of 2022, compared to a net income of RMB464.2 million during the same period of 2021.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB463.5 million (US$69.2 million) in the second quarter of 2022, compared to RMB551.0 million during the same period of 2021.

Net income per ADS

Diluted net income per ADS was RMB1.68 (US$0.25) in the second quarter of 2022, compared to RMB2.15 in the second quarter of 2021.

Non-GAAP diluted net income per ADS (note 1) was RMB2.22 (US$0.33) in the second quarter of 2022, compared to RMB2.54 in the second quarter of 2021.

Cash and cash flow

As of June 30, 2022, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB13,947.2 million (US$2,082.3 million), compared to RMB15,707.0 million as of December 31, 2021. The decrease of cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash was mainly due to the cash dividend we paid to our shareholders and payment for repurchase of convertible senior notes in the second quarter of 2022.

Net cash provided by operating activities in the second quarter of 2022 was RMB200.3 million (US$29.9 million), compared to a net cash used in operating activities of RMB167.8 million in the second quarter of 2021. For the second quarter of 2022, included in our cash provided by operating activities is RMB100.0 million (US$14.9 million) of cash payment to Chinese tax authorities to repatriate RMB1,000.0 million (US$149.3 million) from our WFOE in China to our offshore entity. For the second quarter of 2021, included in our cash used in operating activities is RMB678.2 million of cash payment to Tantan founders to settle the previously granted liability-classified share options upon their termination of services with Tantan.

First Half of 2022 Financial Results

Net revenues for the first half of 2022 were RMB6,258.5 million (US$934.4 million), a decrease of 12.4% from RMB7,142.3 million in the same period of 2021.

Net income attributable to Hello Group Inc. was RMB635.5 million (US$94.9 million) for the first half of 2022, compared to RMB925.8 million during the same period of 2021.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB862.0 million (US$128.7 million) for the first half of 2022, compared to RMB1,184.6 million during the same period of 2021.

Diluted net income per ADS was RMB3.11 (US$0.46) during the first half of 2022, compared to RMB4.29 in the same period of 2021.

Non-GAAP diluted net income per ADS (note 1) was RMB4.16 (US$0.62) during the first half of 2022, compared to RMB5.45 in the same period of 2021.

Net cash provided by operating activities was RMB243.7 million (US$36.4 million) during the first half of 2022, compared to RMB333.8 million in the same period of 2021.

Recent Development

Execution of share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares over the next 24 months. As of September 1, 2022, the Company has repurchased 4.18 million ADSs for US$19.2 million on the open market under this program, at an average purchase price of US$4.58 per ADS.

Business Outlook

For the third quarter of 2022, the Company expects total net revenues to be between RMB3.1 billion to RMB3.2 billion, representing a decrease of 17.5% to 14.9% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 resurgence on the Chinese and global economies, as well as on users’ paying capabilities.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income (loss) attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, September 1, 2022, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on September 1, 2022).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10024750-8qar7z.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through September 8, 2022. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong:        800-930-639

Passcode:            10024750

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the third quarter of 2022, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2022 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2022 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,101,332	1,519,978	226,927	4,063,427	3,128,701	467,103
Value-added service	1,507,258	1,536,384	229,376	2,962,771	3,019,815	450,847
Mobile marketing	51,601	35,913	5,362	90,318	63,786	9,523
Mobile games	9,182	17,200	2,568	20,366	42,697	6,374
Other services	2,341	940	140	5,428	3,494	521

Total net revenues	3,671,714	3,110,415	464,373	7,142,310	6,258,493	934,368
Cost and expenses:
Cost of revenues	(2,070,329)	(1,797,846)	(268,411)	(4,008,574)	(3,619,234)	(540,337)
Research and development	(268,325)	(238,262)	(35,572)	(554,818)	(488,457)	(72,925)
Sales and marketing	(650,236)	(610,953)	(91,213)	(1,263,809)	(1,199,530)	(179,085)
General and administrative	(86,747)	(157,746)	(23,551)	(264,709)	(317,581)	(47,414)

Total cost and expenses	(3,075,637)	(2,804,807)	(418,747)	(6,091,910)	(5,624,802)	(839,761)
Other operating income	90,268	40,570	6,057	116,168	64,501	9,630

Income from operations	686,345	346,178	51,683	1,166,568	698,192	104,237
Interest income	94,448	93,630	13,979	191,142	191,487	28,588
Interest expense	(18,302)	(28,231)	(4,215)	(36,663)	(47,565)	(7,101)
Other gain or loss, net	(10,500)	66,303	9,899	(18,000)	77,922	11,633

Income before income tax and share of income on equity method investments	751,991	477,880	71,346	1,303,047	920,036	137,357
Income tax expenses	(291,509)	(146,045)	(21,804)	(382,907)	(296,819)	(44,314)

Income before share of income on equity method investments	460,482	331,835	49,542	920,140	623,217	93,043
Share of income on equity method investments	1,042	12,513	1,868	2,303	9,913	1,480

Net income	461,524	344,348	51,410	922,443	633,130	94,523

Less: net loss attributable to non-controlling interest	(2,636)	(1,221)	(182)	(3,376)	(2,324)	(347)

Net income attributable to the shareholders of Hello Group Inc.	464,160	345,569	51,592	925,819	635,454	94,870

Net income per share attributable to ordinary shareholders
Basic	1.13	0.87	0.13	2.25	1.60	0.24
Diluted	1.07	0.84	0.13	2.15	1.56	0.23
Weighted average shares used in calculating net income per ordinary share
Basic	411,540,714	396,777,496	396,777,496	411,753,583	396,013,164	396,013,164
Diluted	449,020,572	434,212,413	434,212,413	448,597,242	432,896,998	432,896,998

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income	461,524	344,348	51,410	922,443	633,130	94,523
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(28,396)	(151,539)	(22,624)	(32,198)	(140,489)	(20,974)

Comprehensive income	433,128	192,809	28,786	890,245	492,641	73,549
Less: comprehensive (loss) income attributed to the non-controlling interest	(6,162)	8,915	1,331	(5,783)	6,879	1,027

Comprehensive income attributable to Hello Group Inc.	439,290	183,894	27,455	896,028	485,762	72,522

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	June 30	June 30
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,570,563	4,364,550	651,610
Short-term deposits	2,860,000	6,600,000	985,354
Restricted cash	—	102,270	15,269
Accounts receivable, net of allowance for doubtful accounts of RMB15,127 and RMB6,765 as of December 31, 2021 and June 30, 2022, respectively	205,225	213,983	31,947
Prepaid expenses and other current assets	775,072	824,221	123,053

Total current assets	9,410,860	12,105,024	1,807,233
Long-term deposits	7,200,000	2,800,000	418,029
Long-term restricted cash	76,471	80,377	12,000
Right-of-use assets, net	257,934	179,102	26,739
Property and equipment, net	180,664	192,372	28,720
Intangible assets, net	27,320	24,762	3,697
Rental deposits	19,204	21,453	3,203
Long-term investments	820,006	885,947	132,268
Other non-current assets	83,930	99,139	14,801
Deferred tax assets	34,849	36,425	5,438

Total assets	18,111,238	16,424,601	2,452,128

Liabilities and equity
Current liabilities
Accounts payable	726,207	626,497	93,534
Deferred revenue	539,967	486,264	72,597
Accrued expenses and other current liabilities	911,050	771,145	115,129
Amount due to related parties	5,016	1,619	242
Lease liabilities due within one year	162,950	121,587	18,152
Income tax payable	125,773	90,484	13,509
Deferred consideration in connection with business acquisitions	44,802	41,220	6,154

Total current liabilities	2,515,765	2,138,816	319,317
Deferred tax liabilities	213,384	54,469	8,132
Convertible senior notes	4,565,292	3,606,426	538,425
Lease liabilities	103,105	63,588	9,493
Other non-current liabilities	128,095	113,405	16,931

Total liabilities	7,525,641	5,976,704	892,298
Shareholder’s equity (i)	10,585,597	10,447,897	1,559,830

Total liabilities and shareholder’s equity	18,111,238	16,424,601	2,452,128

(i):	As of June 30, 2022, the number of ordinary shares outstanding was 396,887,230.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2021 RMB	2022 RMB	2022 US$	2021 RMB	2022 RMB	2022 US$
Cash flows from operating activities:
Net income	461,524	344,348	51,410	922,443	633,130	94,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	40,072	28,081	4,192	82,615	56,060	8,370
Amortization of intangible assets	36,108	1,279	191	73,061	2,558	382
Share-based compensation	60,658	117,948	17,609	205,915	226,564	33,825
Share of income on equity method investments	(1,042)	(12,513)	(1,868)	(2,303)	(9,913)	(1,480)
Gain on repurchase of convertible senior notes	—	(66,303)	(9,899)	—	(77,922)	(11,633)
Loss on long-term investments	10,500	—	—	18,000	—	—
Gain on disposal of subsidiaries	(15,526)	—	—	(15,526)	—	—
Cash received on distributions from equity method investments	—	1,708	255	—	1,708	255
Loss or gain on disposal of property and equipment	(1,101)	180	27	(1,079)	140	21
Provision of losses on receivable and other assets	169	365	54	564	367	55
Changes in operating assets and liabilities:
Accounts receivable	(15,162)	(9,927)	(1,482)	(22,742)	(7,278)	(1,087)
Prepaid expenses and other current assets	(31,941)	(13,584)	(2,028)	(118,618)	(57,562)	(8,594)
Rental deposits	(1,951)	3,136	468	(592)	683	102
Deferred tax assets	(627)	—	—	(1,234)	(1,576)	(235)
Other non-current assets	36,720	19,075	2,848	49,050	60,690	9,061
Accounts payable	48,889	(16,996)	(2,537)	47,822	(105,954)	(15,819)
Income tax payable	(119,269)	(30,714)	(4,585)	(96,378)	(35,288)	(5,268)
Deferred revenue	16,464	(11,921)	(1,780)	16,085	(54,535)	(8,142)
Accrued expenses and other current liabilities	23,189	(63,615)	(9,497)	(95,783)	(195,833)	(29,237)
Amount due to related parties	600	(3,240)	(484)	(6,556)	(3,397)	(507)
Deferred tax liabilities	(9,027)	(61,942)	(9,248)	(18,265)	(157,327)	(23,488)
Share-based compensation liability	(678,153)	—	—	(678,153)	—	—
Other non-current liabilities	(28,877)	(25,016)	(3,735)	(24,517)	(31,656)	(4,726)

Net cash (used in) provided by operating activities	(167,783)	200,349	29,911	333,809	243,659	36,378
Cash flows from investing activities:
Purchase of property and equipment	(20,020)	(21,694)	(3,239)	(45,203)	(43,341)	(6,471)
Payment for long-term investments	(300,000)	(55,343)	(8,262)	(300,000)	(55,343)	(8,262)
Purchase of short-term deposits	(1,566,688)	—	—	(2,476,688)	—	—
Cash received on maturity of short-term deposits	2,089,618	100,000	14,930	2,658,912	1,010,000	150,789
Cash received on investment income distribution	—	—	—	5,610	3,523	526
Cash of disposed subsidiaries	(8,750)	—	—	(8,750)	—	—
Purchase of long-term deposits	(250,000)	(400,000)	(59,718)	(250,000)	(1,550,000)	(231,409)
Cash received on maturity of long—term deposits	—	1,200,000	179,155	—	1,200,000	179,155
Other investing activities	2,390	318	47	2,393	322	48

Net cash (used in) provided by investing activities	(53,450)	823,281	122,913	(413,726)	565,161	84,376
Cash flows from financing activities:
Deferred payment for business acquisition	—	—	—	(12,907)	(5,563)	(831)
Proceeds from exercise of share options	310	2	—	310	33	5
Repurchase of ordinary shares	(103,072)	(2,335)	(349)	(106,151)	(2,335)	(349)
Repurchase of subsidiary’s share options	(2,780)	(21,110)	(3,152)	(5,561)	(25,537)	(3,813)
Dividends payment	(852,743)	(840,997)	(125,558)	(852,743)	(840,997)	(125,558)
Payment for redemption of convertible bonds	—	(1,002,537)	(149,675)	—	(1,112,544)	(166,098)

Net cash used in financing activities	(958,285)	(1,866,977)	(278,734)	(977,052)	(1,986,943)	(296,644)
Effect of exchange rate changes	(28,952)	93,897	14,020	(25,036)	78,286	11,689

Net decrease in cash and cash equivalents	(1,208,470)	(749,450)	(111,890)	(1,082,005)	(1,099,837)	(164,201)
Cash, cash equivalents and restricted cash at the beginning of period	3,492,537	5,296,647	790,769	3,366,072	5,647,034	843,080
Cash, cash equivalents and restricted cash at the end of period	2,284,067	4,547,197	678,879	2,284,067	4,547,197	678,879

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months Ended June 30, 2021					Three months Ended June 30, 2022			Three months Ended June 30, 2022
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts RMB(ii)	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(2,070,329)	17,256	4,201	—	(2,048,872)	(1,797,846)	7,914	(1,789,932)	(268,411)	1,182	(267,229)
Research and development	(268,325)	1,461	33,965	—	(232,899)	(238,262)	23,965	(214,297)	(35,572)	3,578	(31,994)
Sales and marketing	(650,236)	16,137	14,588	—	(619,511)	(610,953)	10,894	(600,059)	(91,213)	1,626	(89,587)
General and administrative	(86,747)	—	7,904	—	(78,843)	(157,746)	75,175	(82,571)	(23,551)	11,223	(12,328)

Cost and operating expenses	(3,075,637)	34,854	60,658	—	(2,980,125)	(2,804,807)	117,948	(2,686,859)	(418,747)	17,609	(401,138)
Income from operations	686,345	34,854	60,658	—	781,857	346,178	117,948	464,126	51,683	17,609	69,292
Net income attributable to Hello Group Inc.	464,160	34,854	60,658	(8,714)	550,958	345,569	117,948	463,517	51,592	17,609	69,201

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First half year Ended June 30, 2021					First half year Ended June 30, 2022			First half year Ended June 30, 2022
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts RMB(ii)	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(4,008,574)	34,567	7,925	—	(3,966,082)	(3,619,234)	10,992	(3,608,242)	(540,337)	1,641	(538,696)
Research and development	(554,818)	3,660	74,174	—	(476,984)	(488,457)	44,939	(443,518)	(72,925)	6,709	(66,216)
Sales and marketing	(1,263,809)	32,326	32,144	—	(1,199,339)	(1,199,530)	21,499	(1,178,031)	(179,085)	3,210	(175,875)
General and administrative	(264,709)	—	91,672	—	(173,037)	(317,581)	149,134	(168,447)	(47,414)	22,265	(25,149)

Cost and operating expenses	(6,091,910)	70,553	205,915	—	(5,815,442)	(5,624,802)	226,564	(5,398,238)	(839,761)	33,825	(805,936)
Income from operations	1,166,568	70,553	205,915	—	1,443,036	698,192	226,564	924,756	104,237	33,825	138,062
Net income attributable to Hello Group Inc.	925,819	70,553	205,915	(17,639)	1,184,648	635,454	226,564	862,018	94,870	33,825	128,695

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,403,596	116,382	—	1,519,978	226,927
Value-added service	1,321,967	214,417	—	1,536,384	229,376
Mobile marketing	35,913	—	—	35,913	5,362
Mobile games	17,200	—	—	17,200	2,568
Other services	782	—	158	940	140

Total net revenues	2,779,458	330,799	158	3,110,415	464,373
Cost and expenses (iii):
Cost of revenues	(1,631,584)	(165,696)	(566)	(1,797,846)	(268,411)
Research and development	(171,614)	(66,648)	—	(238,262)	(35,572)
Sales and marketing	(386,496)	(223,311)	(1,146)	(610,953)	(91,213)
General and administrative	(144,574)	(8,685)	(4,487)	(157,746)	(23,551)

Total cost and expenses	(2,334,268)	(464,340)	(6,199)	(2,804,807)	(418,747)
Other operating income	38,344	2,225	1	40,570	6,057

Income (loss) from operations	483,534	(131,316)	(6,040)	346,178	51,683
Interest income	93,506	52	72	93,630	13,979
Interest expense	(28,231)	—	—	(28,231)	(4,215)
Other gain or loss, net	66,303	—	—	66,303	9,899

Income (loss) before income tax and share of income on equity method investments	615,112	(131,264)	(5,968)	477,880	71,346
Income tax expenses	(145,628)	(417)	—	(146,045)	(21,804)

Income (loss) before share of income on equity method investments	469,484	(131,681)	(5,968)	331,835	49,542
Share of loss on equity method investments	12,513	—	—	12,513	1,868

Net income (loss)	481,997	(131,681)	(5,968)	344,348	51,410

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended June 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,152	5,762	—	7,914	1,182
Research and development	17,659	6,306	—	23,965	3,578
Sales and marketing	10,693	201	—	10,894	1,626
General and administrative	75,134	41	—	75,175	11,223

Total cost and expenses	105,638	12,310	—	117,948	17,609

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	483,534	(131,316)	(6,040)	346,178	51,683
Share-based compensation	105,638	12,310	—	117,948	17,609

Non-GAAP income (loss) from operations	589,172	(119,006)	(6,040)	464,126	69,292
Net income (loss)	481,997	(131,681)	(5,968)	344,348	51,410
Share-based compensation	105,638	12,310	—	117,948	17,609

Non-GAAP net income (loss)	587,635	(119,371)	(5,968)	462,296	69,019

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,884,821	216,511	—	2,101,332	325,455
Value-added service	1,210,220	297,038	—	1,507,258	233,445
Mobile marketing	51,601	—	—	51,601	7,992
Mobile games	9,182	—	—	9,182	1,422
Other services	1,706	—	635	2,341	362

Total net revenues	3,157,530	513,549	635	3,671,714	568,676
Cost and expenses (iv):
Cost of revenues	(1,796,504)	(266,197)	(7,628)	(2,070,329)	(320,653)
Research and development	(195,371)	(72,954)	—	(268,325)	(41,558)
Sales and marketing	(378,938)	(270,266)	(1,032)	(650,236)	(100,709)
General and administrative	(140,905)	59,205	(5,047)	(86,747)	(13,435)

Total cost and expenses	(2,511,718)	(550,212)	(13,707)	(3,075,637)	(476,355)
Other operating income	65,445	24,798	25	90,268	13,981

Income (loss) from operations	711,257	(11,865)	(13,047)	686,345	106,302
Interest income	94,112	291	45	94,448	14,628
Interest expense	(18,302)	—	—	(18,302)	(2,835)
Other gain or loss, net	(10,500)	—	—	(10,500)	(1,626)

Income (loss) before income tax and share of income on equity method investments	776,567	(11,574)	(13,002)	751,991	116,469
Income tax (expenses) benefits	(296,344)	4,835	—	(291,509)	(45,149)

Income (loss) before share of income on equity method investments	480,223	(6,739)	(13,002)	460,482	71,320
Share of income on equity method investments	1,042	—	—	1,042	161

Net income (loss)	481,265	(6,739)	(13,002)	461,524	71,481

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,640	1,561	—	4,201	651
Research and development	29,663	4,302	—	33,965	5,261
Sales and marketing	12,971	1,617	—	14,588	2,259
General and administrative	79,308	(71,404)	—	7,904	1,224

Total cost and expenses	124,582	(63,924)	—	60,658	9,395

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	711,257	(11,865)	(13,047)	686,345	106,302
Share-based compensation	124,582	(63,924)	—	60,658	9,395
Amortization of intangible assets from business acquisitions	—	34,854	—	34,854	5,398

Non-GAAP income (loss) from operations	835,839	(40,935)	(13,047)	781,857	121,095
Net income (loss)	481,265	(6,739)	(13,002)	461,524	71,481
Share-based compensation	124,582	(63,924)	—	60,658	9,395
Amortization of intangible assets from business acquisitions	—	34,854	—	34,854	5,398
Tax impacts	—	(8,714)	—	(8,714)	(1,351)

Non-GAAP net income (loss)	605,847	(44,523)	(13,002)	548,322	84,923

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	Ended June 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	2,887,119	241,582	—	3,128,701	467,103
Value-added service	2,581,559	438,256	—	3,019,815	450,847
Mobile marketing	63,786	—	—	63,786	9,523
Mobile games	42,697	—	—	42,697	6,374
Other services	3,172	—	322	3,494	521

Total net revenues	5,578,333	679,838	322	6,258,493	934,368
Cost and expenses (v):
Cost of revenues	(3,276,411)	(341,911)	(912)	(3,619,234)	(540,337)
Research and development	(359,913)	(128,544)	—	(488,457)	(72,925)
Sales and marketing	(704,176)	(493,458)	(1,896)	(1,199,530)	(179,085)
General and administrative	(291,770)	(16,761)	(9,050)	(317,581)	(47,414)

Total cost and expenses	(4,632,270)	(980,674)	(11,858)	(5,624,802)	(839,761)
Other operating income	56,690	7,769	42	64,501	9,630

Income (loss) from operations	1,002,753	(293,067)	(11,494)	698,192	104,237
Interest income	191,249	104	134	191,487	28,588
Interest expense	(47,565)	—	—	(47,565)	(7,101)
Other gain or loss, net	77,922	—	—	77,922	11,633

Income (loss) before income tax and share of income on equity method investments	1,224,359	(292,963)	(11,360)	920,036	137,357
Income tax expenses	(295,733)	(1,086)	—	(296,819)	(44,314)

Income (loss) before share of income on equity method investments	928,626	(294,049)	(11,360)	623,217	93,043
Share of income on equity method investments	9,913	—	—	9,913	1,480

Net income (loss)	938,539	(294,049)	(11,360)	633,130	94,523

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	Ended June 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,999	6,993	—	10,992	1,641
Research and development	36,112	8,827	—	44,939	6,709
Sales and marketing	21,283	216	—	21,499	3,210
General and administrative	149,047	87	—	149,134	22,265

Total cost and expenses	210,441	16,123	—	226,564	33,825

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,002,753	(293,067)	(11,494)	698,192	104,237
Share-based compensation	210,441	16,123	—	226,564	33,825

Non-GAAP operating income (loss)	1,213,194	(276,944)	(11,494)	924,756	138,062
Net income (loss)	938,539	(294,049)	(11,360)	633,130	94,523
Share-based compensation	210,441	16,123	—	226,564	33,825

Non-GAAP net income (loss)	1,148,980	(277,926)	(11,360)	859,694	128,348

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	3,595,710	467,717	—	4,063,427	629,345
Value-added service	2,349,235	613,536	—	2,962,771	458,875
Mobile marketing	90,318	—	—	90,318	13,988
Mobile games	20,366	—	—	20,366	3,154
Other services	3,674	—	1,754	5,428	841

Total net revenues	6,059,303	1,081,253	1,754	7,142,310	1,106,203
Cost and expenses (vi):
Cost of revenues	(3,453,399)	(547,186)	(7,989)	(4,008,574)	(620,849)
Research and development	(400,701)	(154,117)	—	(554,818)	(85,930)
Sales and marketing	(705,767)	(556,976)	(1,066)	(1,263,809)	(195,739)
General and administrative	(300,356)	45,084	(9,437)	(264,709)	(40,998)

Total cost and expenses	(4,860,223)	(1,213,195)	(18,492)	(6,091,910)	(943,516)
Other operating income	85,406	30,736	26	116,168	17,992

Income (loss) from operations	1,284,486	(101,206)	(16,712)	1,166,568	180,679
Interest income	190,455	596	91	191,142	29,604
Interest expense	(36,663)	—	—	(36,663)	(5,678)
Other gain or loss, net	(18,000)	—	—	(18,000)	(2,788)

Income (loss) before income tax and share of income on equity method investments	1,420,278	(100,610)	(16,621)	1,303,047	201,817
Income tax (expenses) benefits	(389,946)	7,039	—	(382,907)	(59,305)

Income (loss) before share of income on equity method investments	1,030,332	(93,571)	(16,621)	920,140	142,512
Share of income on equity method investments	2,303	—	—	2,303	357

Net income (loss)	1,032,635	(93,571)	(16,621)	922,443	142,869

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	4,965	2,960	—	7,925	1,227
Research and development	60,188	13,986	—	74,174	11,488
Sales and marketing	25,877	6,267	—	32,144	4,978
General and administrative	160,792	(69,120)	—	91,672	14,198

Total cost and expenses	251,822	(45,907)	—	205,915	31,891

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,284,486	(101,206)	(16,712)	1,166,568	180,679
Share-based compensation	251,822	(45,907)	—	205,915	31,891
Amortization of intangible assets from business acquisitions	—	70,553	—	70,553	10,928

Non-GAAP operating income (loss)	1,536,308	(76,560)	(16,712)	1,443,036	223,498
Net income (loss)	1,032,635	(93,571)	(16,621)	922,443	142,869
Share-based compensation	251,822	(45,907)	—	205,915	31,891
Amortization of intangible assets from business acquisitions	—	70,553	—	70,553	10,928
Tax impacts	—	(17,639)	—	(17,639)	(2,732)

Non-GAAP net income (loss)	1,284,457	(86,564)	(16,621)	1,181,272	182,956